UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):   X  Form 10-K and Form 10-KSB  __ Form 20-F  __ Form 11-K
               __ Form 10-Q and Form 10-QSB  __ Form N-SAR For Period
               Ended: December 31, 2001

__ Transition Report on Form 10-K   __ Transition Report on Form 20-F
__ Transition Report on Form 11-K   __ Transition Report on Form 10-Q
__ Transition Report on Form N-SAR     For the Transition Period Ended:_________

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             Read Attached Instruction Sheet Before Preparing Form.
                             Please Print or Type.
                Nothing in this form shall be construed to imply
       that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

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Full Name of Registrant: Heller Financial, Inc.

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Former Name if Applicable
N/A

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Address of Principal Executive Office (Street and Number)
500 West Monroe Street

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City, State and Zip Code
Chicago, Illinois 60661

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                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed
 X due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)


                                  See attached.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Randolph Brown                  (312)                 441-7000
      ------------------------- ------------------------------------------------
        (Name)                      (Area Code)         (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                        X Yes     No
                                                                   ---     ---


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                       X Yes     No
                                                                   ---     ---

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  See Attached
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                             Heller Financial, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:                                     By:                  /s/
          -----------------------------      -----------------------------------
                                                         Randolph Brown,
                                                       Chief Financial Officer

                             HELLER FINANCIAL, INC.

                    Form 12b-25 With Respect to Annual Report
                  on Form 10-K for Year Ended December 31, 2001



                                    PART III


         The subject annual report on Form 10-K for the year ended December 31, 2001, could not be filed without unreasonable effort or expense because the Company and its auditors have not yet completed the financial statement preparation and audit processes. The Company's principal accountant was not engaged to audit the financial statements until January 23, 2002, as a result of the resignation of the Company's previous principal accountant because it was not independent with respect to the Company once the Company was acquired by General Electric Capital Corporation, as reported on a current report on Form 8-K filed January 25, 2002. The Company will file the subject annual report on or before the 15th calendar day following the prescribed due date.






                                     PART IV


         The Company's net income for 2001 was approximately $250 million less than the $290 million reported by the Company for 2000. This decrease in net income was driven primarily by a one-time pre-tax charge of $283 million as a result of the merger with GE Capital, as well as an increase in the provision for loan losses. Net income for 2001 could change, depending upon the resolution of the financial statement preparation and audit processes discussed in Part III above.